Qilun Group Inc.

Room 2201, Modern International Building, No. 3038,

Jintian Road, Gangxia Community, Futian Street

Futian District, Shenzhen City, Guangdong Province

People’s Republic of China

March 30, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Qilun Group, Inc. (the “Company”)

Registration Statement on Form F-1

File No. 333-268512

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 5:00 P.M. on March 31, 2023, or as soon thereafter as is practicable.

Very truly yours,

Qilun Group Inc.

By:	/s/ Ruowen Li
Name:	Ruowen Li
Title:	Chief Executive Officer and Director